Gerald A. Eppner
Direct Dial: (212) 504-6286
Direct Fax: (212) 504-6666
E-Mail: gerald.eppner@cwt.com

December 8, 2004

VIA EDGAR AND OVERNIGHT COURIER

Barbara C. Jacobs, Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.

Washington, D.C. 20549-0409

Re: PowerHouse Technologies Group, Inc.; Amendment No. 2 to Registration Statement on Form SB-2 (File No. 333-118242)

Dear Ms. Jacobs:

On behalf of PowerHouse Technologies Group, Inc., a Delaware corporation (the "Company"), we hereby transmit for filing Amendment No. 2 (the "Amendment") to the Registration Statement on Form SB-2 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), and this letter in response to comments of the Staff of the Securities and Exchange Commission (the "Commission") to the Registration Statement, set forth in your letter to Jay Elliot dated November 23, 2004. To facilitate your review, we have also provided you with three clean copies and three blacklined copies, which compare the most recent version of the Registration Statement against Amendment No. 1 of the Registration Statement filed on October 27, 2004. The Company, in consultation with its legal, financial and accounting advisors, have prepared the following responses to the questions and comments the Staff has raised. For your convenience, we have set forth below in italics your numbered comments in their entirety, followed by the responses thereto. Capitalized terms used herein and not otherwise defined have the meanings ascribed to such terms in the Amendment.

The Company registered 8,281,041 shares of common stock, par value $0.0001 per share (the "Common Stock"), pursuant to the Registration Statement filed on August 13, 2004, and registered an additional 954,992 shares of Common Stock pursuant to Amendment No. 1 filed on October 27, 2004. This Amendment does not register any additional shares of Common Stock.

Barbara C. Jacobs                     -2-                       December 8, 2004

FORM SB-2

General

1. Please update your financial statements and accountants' consent pursuant to Item 310(g) of Regulation S-B and Item 302 of Regulation S-T, respectively.

            Response:

            In response to the Staff's request, the Company has updated its financial statements and accountants' consent by including its financial statements for the six months ended September 30, 2004, and a new accountants' consent, dated as of August 8, 2004. The updated financial statements are the same as those included in the Company's quarterly report on Form 10-QSB that was filed under the Securities Exchange Act of 1934 (the "Exchange Act") on November 16, 2004.

2. Please update your registration statement to reflect the trial court findings in the Proctor Litigation.

            Response:

            In response to the Staff's request, on page 38 of the Amendment, the Company has updated the "Legal Proceedings" section of the amended Registration Statement to reflect the trial court's findings in the Proctor Litigation. This disclosure is consistent with the Company's prior disclosure in its Form 10-QSB for the six months ended September 30, 2004, and Form 8-K that was filed with the Commission under the Exchange Act on November 16, 2004.

General

3. We note that according to the footnotes to your fee table it appears that you are registering 6,487,878 shares of common stock. However, the cover page of your prospectus discloses that your are registering 9,236,033 shares. Please revise to reconcile or supplementally advise. Additionally, in footnotes to the fee table please clarify the paragraph of Rule 457 you are relying upon in computing the filing fee.

            Response:

            In response to the Staff's request, the Company wishes to clarify the situation by noting that the Registration Statement and Amendment No. 1 register a total of 9,236,033 shares of Common Stock. Footnote 1 to the Fee Table states that, pursuant to the terms of separate registration rights agreements between, first the Company and certain purchasers of the Company's Series A Senior Units and, second, the Company and the

Barbara C. Jacobs                     -3-                       December 8, 2004

            former stockholders of First Person Software, Inc., the Company agreed to register 1.5 times the sum of the following securities that are also included in the Registration Statement: (i) 3,726,684 shares of Common Stock...; (ii) 1,220,233 shares of Common Stock...;
            (iii) 68,559 shares of Common Stock...; (iv) 264,775 shares of Common Stock...; and (v) the re-sale of 217,938 shares of Common Stock. The total number of shares of Common Stock registered pursuant to Footnote 1 to the Fee Table is, therefore, 8,247,283.5 (3,726,684 + 1,220,233 + 68,559 + 264,775 + 217,938 = 5,498,189, and
            5,498,189 * 1.5 = 8,247,283.5).

            Footnote 2 to the Fee Table states that the Company also is, therefore, registering 988,689 additional shares of Common Stock, in order that the total number of registered shares would properly reflect the above calculation. Then, the aggregate number of shares of Common Stock registered is, therefore, 9,235,972.5 (8,247,283.5 + 988,689 = 9,235,972.5). The cover page of the prospectus discloses that the Company is registering 9,236,033, computed as aforesaid, and the registration fee was calculated based upon this number. The Company inadvertently registered 60.5 additional shares of Common Stock.

            Additionally, the Company has indicated in Footnote 4 of the Fee Table that it has relied on paragraph (a) of Rule 457 in computing the filing fee.

Prospectus Cover Page, page 1

4. Please revise your cover page to only include information that is required by Item 501 and/or is "key" to an investment decision. For example, all of the initial paragraphs after the first three sentences should be deleted or you should supplementally explain why the additional information is "key" to an investment decision. Also, delete the first two sentences of the fourth paragraph or supplementally explain why those sentences must be retained as "key" to an investment decision. In this regard, supplementally tell us why the fact that the company may or may not receive proceeds from warrant exercises in the future is significant information that has to be presented on the cover page. Alternatively, it appears that you may adequately disclose this information in the summary, with further details in the body of the prospectus.

            Response:

            In response to the Staff's request, the Company has limited the cover page to a brief description of the information required by
            Item 501 of Regulation S-B and other information that is key to an investment decision. The information that had previously been included on the cover page of the Prospectus has been moved to appropriate parts of the Prospectus.

5. We refer to the final sentence of the first paragraph. Your disclosure references the use of a "supplemental prospectus" that you intend to provide

Barbara C. Jacobs                     -4-                       December 8, 2004

      in the event the number of shares needed to discharge PIK dividend obligations exceeds the number included in the fee table for PIK dividend issuances. Be advised that a new registration statement would generally be required with respect to the issuance of any such additional shares. In what circumstances do you believe a "supplemented prospectus" could be used for this purpose? Please revise your cover page and supplementally confirm your understanding.

            Response:

            In response to the Staff's request, the Company confirms that pursuant to Rule 416 of the Securities Act, it would be required to file a new registration statement, rather than a supplemented prospectus, in the event that its good faith estimate of the number of shares of Common Stock issuable to the Selling Stockholders, should it elect to pay to them certain dividends on its outstanding Series A Senior Convertible Preferred Stock in "kind" rather than cash, is insufficient to have the shares so issued to pay such dividends in "kind" convertible fully registered securities.

6. We refer you to the reference to the Proctor litigation. If you continue to include a reference to the litigation on your cover page, supplementally advise of the basis for your belief that it is "key" to investors. Also, if you continue to refer to this litigation, describe in concise terms the nature of this litigation and include information on the cover page that will alert potential investors to what is truly "key" to an investment decision concerning the shares with respect to this litigation.

            Response:

            In response to the Staff's request, the Company has removed any reference to the Proctor Litigation from the cover page of the Prospectus.

Risk Factors, page 5

      Litigation Risks, page 9

7. In light of the fact that the defendant's appeal rights have not yet expired, please revise the risk factor addressing the Proctor Litigation to include its own subheading that specifically discloses the risk to investors if the defendants successfully appeal the judgment of November 16, 2004. Also, your risk factor should include a brief description of the litigation and a materially complete description of its potential "adverse impact" on the market for your securities, your ability to raise funds and the specific impact on your shareholders. If you choose not to include a risk factor addressing the Proctor Litigation in your amendment, supplementally advise of the basis for your decision.

Barbara C. Jacobs                     -5-                       December 8, 2004

            Response:

            In response to the Staff's request, on page 10 of the Amendment, the Company has provided a new risk factor with respect to the defendants' appeal rights in the Proctor Litigation and has provided a materially complete description of the potential impact of an adverse result therein.

Plan of Distribution, page 15

8. We reissue prior comment 8. The types of hedging transactions that your selling stockholders may enter into with broker-dealer or other financial institutions remain unclear. Please revise to more completely describe the types of hedging transactions that your selling stockholders may enter into.

            Response:

            In response to the Staff's request, the Company has been advised by the Selling Stockholders that the following paragraph, contained on page 17 of the Amendment, fully and accurately sets forth the types of hedging transactions which the Selling Stockholders may enter into with respect to the common stock being registered:

            "In connection with the sale of Common Stock or interests therein, we have been advised by the Selling Stockholders that they may enter into hedging transactions with broker-dealers or other financial institutions, who may in turn engage in short sales of the Common Stock in the course of hedging the positions they assume. The Selling Stockholders may also sell shares of Common Stock short and deliver the Common Stock covered by this Prospectus to close out their short positions, or loan or pledge the Common Stock to broker-dealers who in turn may sell these securities. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities that require the delivery to such broker-dealer or other financial institution of shares offered by this Prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this Prospectus (as supplemented or amended to reflect such transaction)."

            Based on our second discussion with Mr. Werbitt of the Staff, we believe no further revisions are necessary to respond to the Staff's comments.

Market for Common Equity and Related Stockholder Matters, page 18

9. Please revise table to give retroactive effect to the 1:122 share reverse stock split for all periods presented. You may refer to Instruction 3 to
      Item 201 of Regulation S-K.

            Response:

Barbara C. Jacobs                     -6-                       December 8, 2004

            In response to the Staff's request, as indicated on page 19 of the Amendment, the Company has amended the table to properly give retroactive effect to the 1:122 reverse stock split for all periods presented.

Descriptions of Securities, page 36

10. We note that with respect to the Proctor Litigation, you disclose that the company's conclusion as to the illegality and invalidity of 67% of the outstanding shares was reached "after consulting with counsel". If you intend to retain references to counsel, please expand whether counsel has rendered a legal opinion. If counsel rendered an opinion, it should be references as such and filed as an exhibit. Alternatively, if counsel did not render an opinion, disclose the nature and certitude of the assurances received from counsel. Also, supplementally advise why consent of counsel is not necessary with respect to those references.

            Response:

            In response to the Staff's request, on page 38 of the Amendment, the Company has removed the reference to the Company's consultation with counsel with respect to the Proctor Litigation. This became an academic question once the trial court's judgment was rendered.

11. You disclose that the Senior A Preferred Stock shall be initially converted at the rate of one share of common stock for each share of Senior A Preferred Stock. Please reconcile this disclosure with the conversion formula from Section 4 of your Certificate of Designation or supplementally advice. If revision to your disclosure is necessary, your disclosure should clearly present the manner in which the number of share of common stock underlying the Senior A Preferred Stock shall be determined and your disclosure should also explain the potential fluctuations in the number of shares of common stock that may be issued upon conversion. Further, review to disclose the conversion price.

            Response:

            In response to the Staff's request, the Company has provided a more complete description of the conversion formula for the Senior A Preferred Stock, which includes the conversion price of such stock. The conversion formula of the Senior A Preferred Stock was designed so that the Senior A Preferred Stock was initially converted at the rate of one share of Common Stock for each share of Senior A
            Preferred Stock. The Company has also provided a more complete description of the conversion formula for the Junior A Preferred Stock, as its conversion terms are similar to that of the Senior A Preferred Stock. Based on our second discussion with Mr. Werbitt of the Staff, we believe these revisions are responsive to the Staff's comments.

Barbara C. Jacobs                     -7-                       December 8, 2004

12. Please revised to provide a materially complete description of the five-year warrants discussed on page 11 of your prospectus. This description should disclose the exercise price and an explanation of the formula used to derive the number of shares of common stock underlying the warrants. In this regard, your disclosure should clearly explain how the number of shares of common stock to be received by your selling stockholders might fluctuate.

            Response:

            In response to the Staff's request, on page 46 of the Amendment, the Company has provided a materially complete description of the various warrants it has issued, which includes an explanation of the formula used to compute the number of shares of Common Stock underlying the warrants, as well as the exercise price for such warrants. Based on our second discussion with Mr. Werbitt of the Staff, we believe this revisions are responsive to the Staff's comments.

FORM 10-QSB FOR THE PERIOD ENDED SEPTEMBER 30, 2004

Item 3: Controls and Procedures, page 15

13. We note that you disclose that your Chief Executive Officer and Principal Financial and Accounting Officer concluded that Powerhouse's "disclosure controls and procedures will become effective." Are your controls and procedures not effective? If so, please revise to disclose the material weaknesses in your controls and procedures. In this regard, describe the events that led to the material weakness in your controls and procedures. Your revision should address when the event(s) occurred, when the event(s) was discovered and the circumstances that led to the discovery of the event(s). Further, is Powerhouse taking steps to correct the material weakness in its controls and procedures so that they will become effective? Alternatively, supplementaly advise why your disclosure states that your "disclosure controls and procedures will become effective."

            Response:

            In response to the Staff's request, with respect to the quarters ended June 20, 2004, and September 30, 2004, the Company's Chief Executive Officer and Principal Financial and Accounting Officer concluded that, as of those dates, certain of the Company's disclosure controls and procedures were not effective. The material weaknesses found at that time in the Company's disclosure controls and procedures related to its inability to prepare and file timely its interim financial statements in its periodic reports required under the Exchange Act, which in turn stemmed principally from its inability timely to record completely and accurately certain significant non-recurring transactions. Following a comprehensive review, the Company concluded that the weaknesses were a direct result of

Barbara C. Jacobs                     -8-                       December 8, 2004

            its being understaffed in its accounting area. Subsequently, it retained an outside firm of accounting consultants to support and extend the capabilities of its internal staff, and simultaneously employed additional experienced accounting staff personnel. Additionally, the Company prepared a comprehensive set of accounting procedures for use in connection with assuring the timely, complete and accurate recording of all its transactions and the preparation and filing of its required reports under the Exchange Act. The Company will continue to engage its outside accounting consultants until its internal staff is adequate and has demonstrated an ability to fulfill all the aforementioned requirements. Although the
            Company's Chief Executive Officer and Principal Financial and Accounting Officer believed the Company had made considerable progress towards building effective controls and procedures by September 30, 2004, and thereupon reported their belief that the controls and procedures "will become effective," they remained of the view that additional work was required in connection with developing, memorializing and implementing internal disclosure and control policies, procedures and responsibilities. Based on subsequent internal reviews of the procedures and staffing to date and communications with its outside consultants and auditors, the Company believes its disclosure controls and procedures will be effective in the current fiscal quarter, that it does not any longer have material weaknesses with respect thereto, and that it will file timely its next quarterly report on Form 10-QSB for the quarter ended December 31, 2004, which is required to be filed by February 14, 2005.

            The Company has filed an amendment to its Form 10-QSB for the quarter ended September 30, 2004 on December 8, 2004, to reflect the above.

                                    * * * * *

If you have any questions regarding the Amendment or the responses herein provided, please call the undersigned at (212) 504-6286.

Sincerely,

/s/ Gerald A. Eppner
Gerald A. Eppner

cc:   Jay Elliot
      Jeffrey B. Werbitt